Exhibit 99.16

I, Garth David Kirkham, P.Geo., do hereby certify that:

1)	I am a consulting geoscientist with an office at 6331 Palace Place, Burnaby, British Columbia.

2)	This certificate applies to the technical report titled, “NI 43-101 Technical Report, Zimapan Project, Hidalgo State, Mexico” prepared for Santacruz Silver Mining Limited (“Zimapan”) with an effective date of December 31, 2025 (the “Technical Report”).

3)	I am a graduate of the University of Alberta in 1983 with a BSc. I have continuously practiced my profession since 1988. I have worked on and been involved with NI43-101 studies on the Kutcho Creek and Debarwa poly-metallic deposits, Bolivar, Porco and Caballo Blanco Ag-Zn-Pb projects in Bolivia, Las Minas in Vera Cruz and Esperansa deposit in Mexico, Cerro Blanco Au-Ag, project in Guatemala, along with multiple technical reports on the Cerro Las Minitas Project, Durango.

4)	I am a member in good standing of Engineers and Geoscientists BC (EGBC).

5)	I have visited the property on February 20 through March 5, 2023 and March 22 through 29, 2026.

6)	In the independent Technical Report, I am responsible for Sections 1.1 to 1.5, 1.10 to 1.12, 2 through 11, 12.1 and 12.2, 14, 20 and 23 to 28.

7)	I have not had prior involvement with the property.

8)	I am independent of Santacruz as defined in Section 1.5 of National Instrument 43-101.

9)	I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by reason of education, experience, independence and affiliation with a professional association, I meet the requirements of an Independent Qualified Person as defined in National Instrument 43-101.

10)	I am not aware of any material fact or material change with respect to the subject matter of the technical report that is not reflected in the Technical Report and that, at the effective date of the Technical Report, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

11)	I have read National Instrument 43-101, Standards for Disclosure of Mineral Projects and Form 43-101F1. This technical report has been prepared in compliance with that instrument and form.

Dated this 30th day of April, 2026 in Burnaby, British Columbia.

“Garth Kirkham” {signed and sealed}
Garth Kirkham, P.Geo.
Kirkham Geosystems Ltd.